AM 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003085

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hartford Institutional Investors Service Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1668 SW Foxpoint Trail
(No. and Street)

Palm City	FL	34990
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joanne Barnes-Girard 1-800-423-1717
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum Shapiro & Company, P.C.
(Name — *if individual, state last, first, middle name*)

29 South Main Street, P.O. Box 272000	West Hartford	CT	06127-2000
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/28/02

OATH OR AFFIRMATION

I, Joanne Barnes-Girard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartford Institutional Investors Service Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


VIRGINIA PETERSEN
COMMISSION # CC 772064
EXPIRES September 19, 2002
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

CONTENTS

Report of Independent Accountants	1
Statements of Financial Condition - December 31, 2001 and 2000	2
Statements of Operations for the Years Ended December 31, 2001 and 2000	3
Statements of Changes in Stockholder's Equity for the Years Ended December 31, 2001 and 2000	4
Statements of Cash Flows for the Years Ended December 31, 2001 and 2000	5
Notes to Financial Statements	6-7
Report of Independent Accountants on Supplementary Information	8
Schedule I	9

Blum Shapiro

Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

Board of Directors
Hartford Institutional Investors Service Co.
Palm City, Florida

Report of Independent Accountants

We have audited the accompanying statements of financial condition of Hartford Institutional Investors Service Co. (an "S" corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Institutional Investors Service Co. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

February 14, 2002

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 350,481	$ 275,853
Receivable from brokers	58,601	86,635
Accounts receivable	16,206	13,695
Prepaid expenses	275	606
Total current assets	425,563	376,789
Furniture and Equipment, Net	13,433	15,059
Other Assets	4,447	4,447
Total Assets	$ 443,443	$ 396,295
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 128,776	$ 95,028
Income taxes payable	735	906
Total liabilities	129,511	95,934
Stockholder's Equity		
Common stock ($1 par value) 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	166,152	166,152
Retained earnings	146,780	133,209
Total stockholder's equity	313,932	300,361
Total Liabilities and Stockholder's Equity	$ 443,443	$ 396,295

The accompanying notes are an integral part of the financial statements

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues		
Commissions	$ 1,040,338	$ 1,101,760
Other revenue	9,007	9,334
Total revenues	1,049,345	1,111,094
Expenses		
Salaries and other employment costs - officers	96,341	91,198
Clearance fees and research expense	898,141	961,382
Auto expense	10,114	9,398
Depreciation and amortization	3,320	3,923
Dues and licenses	3,242	6,947
Information services	923	895
Office expenses	10,879	13,031
Professional	7,200	7,300
Travel and entertainment	4,974	8,020
Total expenses	1,035,134	1,102,094
Income Before State Income Taxes	14,211	9,000
Provision for (Benefit from) State Income Taxes	640	(3,316)
Net Income	$ 13,571	$ 12,316

The accompanying notes are an integral part of the financial statements

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 1,000	$ 166,152	$ 133,209	$ 300,361
Net Income	-	-	13,571	13,571
Balance - End of Year	$ 1,000	$ 166,152	$ 146,780	$ 313,932

2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 1,000	$ 166,152	$ 120,893	$ 288,045
Net Income	-	-	12,316	12,316
Balance - End of Year	$ 1,000	$ 166,152	$ 133,209	$ 300,361

The accompanying notes are an integral part of the financial statements

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows from Operating Activities		
Net income	$ 13,571	$ 12,316
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	3,320	3,923
Deferred income tax benefit	-	(4,992)
(Increase) decrease in operating assets:		
Receivable from brokers	28,034	(3,211)
Accounts receivable	(2,511)	47,548
Prepaid expenses	331	735
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	33,577	(43,363)
Net cash provided by operating activities	76,322	12,956
Cash Flows from Investing Activities		
Purchase of other assets	-	(3,300)
Purchase of fixed assets	(1,694)	(1,443)
Net cash used in investing activities	(1,694)	(4,743)
Net Increase in Cash and Cash Equivalents	74,628	8,213
Cash and Cash Equivalents - Beginning of Year	275,853	267,640
Cash and Cash Equivalents - End of Year	$ 350,481	$ 275,853

The accompanying notes are an integral part of the financial statements

NOTES TO FINANCIAL STATEMENTS

Note 1 - **Summary of Significant Accounting Policies:**

Nature of Business - The Company is an introducing broker-dealer operating under Exemption K(2)(ii) of SEC Rule 15c3-3. It is a member of the National Association of Securities Dealers (NASD) and operates as a Woman Business Enterprise (WBE). The Company derives revenues and accounts receivable by providing execution and independent research and services to a number of major investment managers. The Company generally does not require collateral in providing credit in the form of accounts receivable.

Revenue Recognition - Securities transactions (and related commission revenue and expense) are recorded on a trade-date basis.

Income Taxes - The stockholder has elected, under the provisions of Subchapter S of the Internal Revenue Code, to have the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The stockholder's equitable share in the net income of the Company is reportable on her individual tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Furniture and Equipment - Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which are five years for furniture and equipment.

Depreciation expense as of December 31, 2001 and 2000, was $3,320 and $3,923, respectively.

Balances of major classes of assets and accumulated depreciation for 2001 and 2000 are as follows:

	2001	2000
Furniture and equipment	$ 63,475	$ 61,781
Less accumulated depreciation	50,042	46,722
Net Furniture and Equipment	$ 13,433	$ 15,059

Leases - Rentals pertaining to noncapitalized lease agreements that convey merely the right to use property are charged to income as incurred.

Cash and Cash Equivalents - The Company considers all money market funds to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 2 - **Net Capital:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 and 2000, the Company had net capital of $and $ and minimum net capital requirements of $262,311 and $, respectively. The Company's net capital ratio wasand, respectively. The net capital rules may effectively restrict the payment of cash dividends.

Note 3 - **State Income Taxes:**

The state income tax provision (benefit) consists of the following:

	2001	2000
Current	$ 640	$ 1,676
Deferred	-	(4,992)
Total State Income Tax Provision (Benefit)	$ 640	$ (3,316)

Note 4 - **Profit-Sharing Plan:**

The Company has a qualified profit-sharing and money-purchase pension plan for all eligible employees. Contributions to the plan are made at the discretion of the Board of Directors. The money-purchase pension plan requires an annual contribution of 5% of eligible salaries. The contributions for the years ended December 31, 2001 and 2000, were $15,500 and $7,500, respectively.

Blum Shapiro

Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

Board of Directors
Hartford Institutional Investors Service Co.
Palm City, Florida

Report of Independent Accountants on Supplementary Information

We have audited the accompanying financial statements of Hartford Institutional Investors Service Co. (an "S" corporation) as of and for the year ended December 31, 2001 and have issued our report thereon, dated February 14, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blum, Shapiro & Company, P.C.

February 14, 2002

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

Net Capital	
Total stockholder's equity from statement of financial condition	$ 313,932
Less nonallowable assets:	
Accounts receivable	20,656
Prepaid expenses	275
Furniture and equipment, net	13,433
Other assets, net	4,447
Total nonallowable assets	38,811
Net Capital Before Haircuts on Securities	275,121
Haircuts on Securities	4,176
Net Capital	$ 270,945
Aggregate Indebtedness	
Total liabilities from statement of financial condition	$ 129,511
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 8,634
Excess net capital	$ 262,311
Excess net capital at 1,000%	$ 257,994
Ratio: Aggregate indebtedness to net capital	0.48 to 1

There are no material differences between the above computation and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2001.

Certified Public Accountants
and Business Consultants

Blum Shapiro

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

Board of Directors
Hartford Institutional Investors Service Co.
Palm City, Florida

In planning and performing our audit of the financial statements of Hartford Institutional Investors Service Co. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and its practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future years is subject to the risks that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Blum, Shapiro & Company, P.C.

February 14, 2002